EXHIBIT 8.1


         The following is a list of all of Koor Industries Ltd.'s significant subsidiaries and affiliates as of December 31, 2005, including the name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

                                                     Country of        Percentage of     Percentage of voting
                                                  Incorporation or       ownership     power (if different from
Name of Subsidiary                                    residence          interest             ownership)
-----------------------------------------------  -------------------  ---------------  ------------------------
Koor Corporate Venture Capital                         Israel             100.0%                   *
Makhteshim-Agan Industries Ltd.                        Israel             31.5%(1)                 *
ECI Telecom Ltd.                                       Israel              29.7%                   *
Telrad Networks Ltd.                                   Israel              61.0%                   *

______________________
*    Not applicable.
(1) After the balance sheet date, we acquired a total of 6,920,565 shares of MA Industries, and MA Industries acquired 24,875,703 of its own shares, which, upon the conversion of convertible debentures and the exercise of stock options including employee stock options, increased our interest in to approximately 33.7% as of June 30, 2006 (approximately 32.5% on a fully diluted basis taking into consideration the exercise of outstanding stock options and the conversion of outstanding convertible debentures).